Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Form 20-F and

Letter from the Chairman

NEW YORK—(MARKETWIRE) — July 11, 2014 — China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE MKT: CNR) today announced the filing of its 2014 annual report on Form 20-F for the fiscal year ended March 31, 2014 with the Securities and Exchange Commission (“SEC”) and the following letter was from the Chairman:

Dear Shareholders,

On behalf of the Board of Directors, I would like to present the results of the Group for the year ended March 31, 2014.

In the year under review, the Group recorded net sales for the year ended March 31, 2014 (“Fiscal Year 2014”) increased by 35.9% from US$49.6 million to US$36.5 million compared with the fiscal year ended March 31, 2013 (“Fiscal Year 2013”). The increase was mainly attributed to the servicing and assignment of development rights of US$22.0 million that was completed in Fiscal Year 2014.

Gross profit for Fiscal Year 2014 was US$32.6 million, or gross profit margin of 65.6%, which improved significantly from US$8.6 million, or gross profit margin of 23.5% from Fiscal Year 2013.

Projects update

Being one of the active participants in logistics operators and urban-rural migration re-development, we noted a slow growth in demand for our logistics platform which is mainly attributable to the slowdown of China’s economic growth and fluctuation of Chinese Yuan, both being important factors cutting domestic demand. We consider that it would be to our benefit in negotiating with the provincial governments for more projects with favorable terms, and if we could secure them to continue to support us in providing better locations and favorable incentives, this could be a driving force in boosting our sales in future.

Our key projects for the coming years will be our new projects in Hengyang City and Zhoukou City as well as our existing project in Dezhou as they are rushing for development of new phases. At the same time, our project in Tieling City has been repositioned and seeking strategic business partners.

We are delighted to be making such great strides in our effort to become the world’s largest trading platform of its kind for agricultural and small commodity products. It will, in essence, be a one-stop shopping for buyers and sellers covering producers, manufacturers and wholesalers. We plan to commence our pre-sale of Phase I of our projects in Hengyang City and Zhoukou City from third quarter of our fiscal year ending March 31, 2015 as well as Phase II of our project in Dezhou which will be one of the major income sources for us. We believe the projects will not only to maintain and enhance our position as one of the world’s largest agricultural and small commodity products platforms, but also to enable us to become the operating leader of the world’s largest trading platform in related products.

As the borrowing in China has been tightened for years, we have issued convertible bonds during the period from December 2013 to March 2014 to finance our new project in Zhoukou City. Nonetheless our primary source of financing for our projects would still rely on local bank borrowings and cash generated from operations.

Looking ahead

What has long set us apart is a deep commitment to innovation and an innate ability to tap into the needs and aspirations of our customers. We will continue to work hard in increasing our shareholders’ value.

I would like to take this opportunity to express my sincere gratitude to the shareholders and business partners and on behalf of the Board of Directors, I also would like to take this opportunity to extend my sincere thanks to all our employees as they are the center of our success.

Yours sincerely,

Sio Kam Seng

Chairman of the Board and

Chief Executive Officer

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com